

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 1, 2010

Mr. Gregory R. Beecher
Chief Financial Officer
Teradyne, Inc.
600 Riverpark Drive
North Reading, Massachusetts 01864

       Re: Teradyne, Inc.
          Form 10-K for the Year Ended December 31, 2008
          File No. 001-06462

Dear Mr. Beecher:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief